Exhibit 99.1

Triterras Announces CEO’s Intention to Purchase Open Market Shares and Moves Forward Business Update Call to Tuesday, December 22, 2020 at 10 a.m. ET

Estimated Third Fiscal Quarter Financials to be Provided

Singapore, December 21, 2020 – Triterras Inc. (“Triterras” or the “Company”) (NASDAQ: TRIT, TRITW), a leading fintech company for commodity trading and trade finance announces company insiders, including Triterras Fintech Founder and Chairman Srinivas Koneru, intend to add to their stockholder ownership upon the opening of the trading window, following the business update call mentioned below.

Koneru stated: “I believe that our fundamental business remains strong and our prospects remain excellent. Our recent 6K on our customer Rhodium clearly caused some concerns amongst investors. We expect that any fluctuations in Rhodium’s business will be replaced by other traders on the platform. I believe that the current trading price of our stock is significantly undervalued and intend to purchase shares as soon as the trading window opens.”

Triterras management has moved forward its business update call to the date and time below. The presentation, which will discuss estimated financial results for the third fiscal quarter, will be followed by a question-and-answer period.

Date: Tuesday, December 22, 2020

Time: 10:00 a.m. Eastern time (7:00 a.m. Pacific time)

U.S. dial-in: (833) 540-1170

International dial-in: (346) 265-0410

Conference ID: 7785995

A live audio webcast of the conference call will be available in listen-only mode simultaneously and available for replay here and via the investor relations page of the company’s website here.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

A replay of the call will be available after 1:00 p.m. Eastern time on the same day through December 29, 2020.

U.S. replay dial-in: (855) 859-2056

International replay dial-in: (404) 537-3406

Replay ID: 7785995

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ From 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC.  Triterras cautions that the foregoing list of factors is not exclusive.  Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made.  Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit www.triterras.com or email us at contact@triterras.com.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: ir@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

(949) 574-3860

TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

+1 (917) 287-3626

Email: press@triterras.com

Edmond Lococo, ICR Inc.
Mobile: +86 138-1079-1408
Email: Edmond.Lococo@icrinc.com